FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  16 July 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








This release is not for distribution, directly or indirectly into Canada and Japan


                                 Press Release

International Power plc has successfully placed its US$241.23 Million Senior Convertible Bond Offering

London, 16 July 2003 - Following the closing of the subscription period, International Power plc ("International Power" or the "Company"), announces the successful placement of its US$241.23 million offering of senior convertible bonds.

The conversion price has been set at US$ 3.18 per ordinary share of International Power (the "Shares") based on a conversion price in Sterling of GBP2.00. This represents a conversion premium of 50% to the reference price.

The issue price of the Convertible Bonds is 100%. The coupon has been set at 3.75% per annum. The Convertible Bonds will be redeemed at their principal amount on the maturity date (which is expected to be on or about 22 August, 2023), unless previously redeemed, converted or purchased and cancelled.

International Power has granted the Joint Global Co-ordinators, on behalf of the syndicate, an option, exercisable until the closing date of the transaction ("over-allotment option"), to purchase up to an additional US$24.123 million principal amount of the Convertible Bonds.

As, if and when issued trading will commence on 17 July 2003, the first trading day after closing of the subscription period. Listing of the Convertible Bonds on the London Stock Exchange is expected to take place on or about 22 August, 2003.


                                - DISCLAIMER -


This document is not an offer of securities for sale into the United States. The Convertible Bonds have not been and will not be registered under the US Securities Act of 1933, as amended ("Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act. There will be no public offer of securities in the United States.

In the United Kingdom this announcement is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Convertible Bonds referred to in this announcement shall be issued only to such persons.

Stabilisation/FSA.


If you have questions, you may contact:

Philip Cox        Chief Financial Officer                         020-7320-8640
Grant Jones    Director of Communications                         020-7320-8619



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary